UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 10, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amec Foster Wheeler plc (the 'Company')

10 March 2017

Notification of transactions by persons discharging managerial responsibility ('PDMRs')

This announcement is made pursuant to Article 19.3 of the Market Abuse Regulation to report dealings by the following PDMR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Gary Nedelka
2	Reason for the notification
a)	Position/status	President Global Power Group
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares following the automatic vesting of share awards that were granted as replacement awards under the Foster Wheeler AG Omnibus plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		NIL	15,201	NIL
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dave Lawson
2	Reason for the notification
a)	Position/status	President Mining
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Amec Foster Wheeler plc
b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
b)	Nature of the transaction	Acquisition of ordinary shares following the automatic vesting of share awards that were granted as replacement awards under the Foster Wheeler AG Omnibus plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		NIL	3,860	NIL
d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	2017-03-08
f)	Place of the transaction	XLON

Jenny Warburton

Deputy Company Secretary

+44 (0)1565 683359

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 March 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary